SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR 2025-26 PAT RISES 40% TO €2.26BN (PRE-EXCEPT.) TRAFFIC GROWS 4% TO 208M DESPITE BOEING DELAYS

Ryanair Holdings plc today (18 May) reported record full-year (FY26) PAT of €2.26bn (pre-exceptional) up 40% over its prior-year PAT of €1.61bn.

Year-ended:	Mar. 2025	Mar. 2026	+/-
Passengers	200.2m	208.4m	+4%
Load Factor	94%	94%	-
Revenue (€)	13.95bn	15.54bn	+11%
Op. Costs (pre-except.) (€)	12.39bn	13.09bn	+6%
PAT (pre-except.) (€)*	1.61bn	2.26bn	+40%

*Pre-except. €85m Italian (AGCM) fine provision in FY26.

FY26 highlights include:
●     Traffic grew 4% to 208.4m, despite delivery delays on 29 B-8200 aircraft.
●     Rev. per pax up 7%.
●     Unit costs rose 1% (pre-except. charge).
●     FY27 jet-fuel 80% hedged @ $668 met. tn.
●     All 210 B737 "Gamechangers" in 647 fleet at 31 Mar.
●     30 spare LEAP-1Bs purchased.
●     Final div. of €0.195 per share payable in Sept. (subject to AGM approval).

Ryanair Group CEO Michael O'Leary, said:

Revenue & Costs:
"Group revenue rose 11% to €15.54bn.  Scheduled revenue increased 14% to €10.56bn as traffic grew 4% with 10% higher fares (recovering last year's 7% fare decline). Ancillary revenue rose 6% to €4.99bn (€24 per pax).  Operating costs (pre-exceptional) rose 6% to €13.09bn (+1% per pax).  With all 210 B-8200 "Gamechangers" now delivered, other income fell reflecting significantly lower delivery delay compensation in FY26.  While our lawyers are confident that the baseless Italian AGCM fine levied in Dec. 2025 will be overturned on appeal, an exceptional €85m provision (approx. 33% of the €256m fine) is included as an exceptional charge in the FY26 results.

Jet-Fuel Hedging:
The conflict in the Middle East has created economic uncertainty and we still don't know when the Strait of Hormuz will reopen.  Despite this, Europe remains relatively well supplied with jet-fuel, with significant volumes sourced from West Africa, the Americas and Norway.  Global jet-fuel spot prices have, however, spiked to over $150bbl and are expected to remain elevated versus pre-conflict levels for some months.  Ryanair's conservative jet-fuel hedging strategy (80% of FY27 jet-fuel is hedged at approx. $67bbl - to April 2027) will insulate Group earnings in the current very volatile oil markets and widen the cost advantage over EU competitors for the remainder of FY27.

Balance Sheet, Liquidity & Returns:
Our balance sheet is strong with a BBB+ credit rating (both Fitch and S&P) and an unencumbered B737 fleet of 620 aircraft. At 31 Mar. (year-end) gross cash was €3.6bn after €1.9bn capex spend, €1.2bn debt repayments and over €900m shareholder distributions.  Liquidity is further boosted by the Group's RCF which has c.€1bn undrawn.  Net cash was €2.1bn, which enables the Group to repay its last €1.2bn bond next week leaving our group effectively debt free.  This financial strength further widens the cost gap between Ryanair and our competitors, many of whom are exposed to expensive (long-term) finance, rising aircraft lease costs and unhedged jet-fuel.

During FY26, we purchased (and cancelled) some 2% of issued share capital (over 20m shares) and have now retired c.38% of Ryanair's issued share capital since 2008.  In line with our capital allocation policy, a final dividend of €0.195 per share is payable in Sept. (subject to AGM approval).  Over the coming year, our priorities include the May repayment of our last €1.2bn bond, funding our MAX-10 aircraft capex, our dividends and the balance of our (€750m) buyback programme from internal cashflows while rebuilding the Group's gross cash back to €4bn.

FLEET & GROWTH
The Group's year-end fleet of 647 aircraft (incl. all 210 Gamechangers) should facilitate 4% traffic growth to approx. 216m this year (FY27).  Boeing expect MAX-10 certification in late summer 2026 and have confirmed they expect to deliver Ryanair's first 15 MAX-10s in Spring 2027 (in line with contract dates), with 300 of these fuel-efficient aircraft (20% less fuel & 20% more seats) due to deliver by Mar. 2034.

Building on last year's deal to buy 30 new CFM LEAP-1B engines, in Q4 Ryanair agreed a multi-year engine material services agreement to purchase CFM parts (both CFM56-7B and LEAP-1B) to support the Group's 2 engine shop (MRO) project which will bring all of Ryanair's engine maintenance in-house.  The first of these MROs are expected to be operational in early 2029 and we expect to identify the first location shortly.  Our second MRO should be operational in early 2030s.  When built, these 2 MROs will further widen the maintenance cost advantage that Ryanair has over competitor airlines.

Demand (despite the current Middle East conflict) remains robust, although the booking window is closer-in than last year.  Ryanair has 130 new S.26 routes on sale (incl. new bases in Rabat, Tirana and Trapani).  Our scarce FY27 capacity growth is allocated to those regions and airports who have cut aviation taxes and are incentivising traffic growth (such as Albania, Italy, Morocco, Slovakia and Sweden) as we switch flights and routes away from uncompetitive high tax markets like Austria, Belgium, Germany and Regional Spain.  With near term fuel prices likely to remain high, we urge all passengers book early on www.ryanair.com to secure the lowest airfares for S.2026 travel.

We expect European short-haul capacity to remain constrained until at least 2030 as the 2 big OEMs remain well behind on aircraft deliveries, Pratt & Whitney engine repair delays continue, EU airline consolidation accelerates and unprofitable airlines (further hit by high jet-fuel prices) have recently withdrawn capacity due to unhedged fuel costs which leaves them less able to compete with Ryanair's much lower costs.  Industry capacity constraints, combined with our widening cost advantage, strong balance sheet, low-cost (fuel-efficient) aircraft orderbook and industry leading ops resilience will, we believe, facilitate Ryanair's profitable growth to over 300m passengers p.a. by FY34.

CEO CONTRACT & BOARD UPDATE
This Spring the Board commenced discussions with Michael O'Leary ("MOL") on an extension of his employment contract with the Group (currently ends 2028) until April 2032.  These discussions have almost concluded and engagement with the Group's largest institutional shareholders will commence in the coming days.  Under the proposed new contract, MOL will have a purchase option over 10m shares struck at market price (before the recent Iran war related decline), but (similar to his 2019 grant) these options will only be exercisable if very ambitious PAT or share price growth targets are achieved, which will create substantial value for all shareholders. A further update will be provided in due course.

Following a period of significant Board refreshment, Stan McCarty (Chairman) and Róisín Brennan (SID) have agreed to remain on the Board until Sept. 2029 & 2030 respectively to facilitate experienced management of the Group, orderly succession and onboarding of new NEDs.

ESG
Our significant investment in new technology and operational resilience, coupled with ambitious SAF commitments, positions Ryanair as one of Europe's most environmentally efficient airlines.  During FY26 we took delivery of 34 new Gamechangers (4% more seats, 16% less fuel & CO2) and 30 new spare LEAP-1B engines, while accelerating the retrofit of winglets to 75% of our B737NG fleet (1.5% lower fuel burn and 6% less noise).  The Group also recorded a record 89% CSAT score (PY: 86%). In recognition of the above, CDP (Carbon Disclosure Project) recently upgraded Ryanair's climate rating to A (previously A-), MSCI reconfirmed the Group's 'A' rating and Sustainalytics graded the Group as "low-risk".

OUTLOOK
We expect FY27 traffic to grow 4% to 216m passengers.  While 80% of our FY27 jet-fuel requirements are hedged at c.$67bbl (lower than prior year), the price of our unhedged 20% has spiked due to the Middle East conflict.  Our EU enviro. taxes are expected to rise by a further €300m this year to c.€1.4bn which makes EU air travel even less competitive.  With maintenance costs rising (ageing NG fleet and mid-life "hospital visits" on B-8200 LEAP engines) and some significant crew pay increases agreed under newly negotiated multi-year CLAs, if unhedged fuel prices remain at current elevated levels then FY27 unit costs could rise by a mid-single digit percentage.  To date, S.26 travel demand remains robust although bookings are closer-in than last year reducing visibility. Pricing in recent weeks has eased somewhat in response to economic uncertainty caused by higher oil prices, the fear of fuel shortages and the risk of inflation adversely impacting consumer spending.  As always, Ryanair will pursue its "load-active/yield passive" strategy to drive traffic growth, ancillary revenue and lower unit costs.  With the first week of Easter falling into Mar. (benefitting Q4 FY26), we now expect Q1 fares to be behind (mid-single digit percentage) Q1 FY26 (which enjoyed a full-Easter).  With constrained EU short-haul capacity, we had originally expected S.26 fares to rise modestly (low single digits) ahead of last year.  Q2 pricing (with limited visibility) is now trending broadly flat and the final outcome will be totally dependent on close-in peak S.26 bookings and fares.  With zero H2 visibility and significant fuel price/potential supply volatility it is far too early to provide any meaningful FY27 profit guidance at this time.

The final FY27 outcome remains heavily exposed to adverse external developments, incl. conflict escalation in the Middle East and Ukraine, risks to fuel supply shortages, higher for longer fuel prices on our unhedged 20%, macro-economic shocks and European ATC strikes & mismanagement. We hope to be able to give shareholders a clearer picture on H1 pricing and fuel costs during our Q1 results release in late July."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Cian Doherty Drury Tel: +353-1-260-5000

Ryanair Holdings plc, Europe's largest airline group, is the parent company of Buzz, Lauda, Malta Air, Ryanair & Ryanair UK. Carrying c.216m guests p.a. on approx. 3,800 daily flights from 95 bases, the Group connects over 220 airports in 36 countries on a fleet of almost 650 aircraft, and 300 new Boeing 737s on order, which will enable the Ryanair Group to grow traffic to 300m p.a. by FY34. Ryanair has a team of 30,000 aviation professionals delivering Europe's No.1 operational performance, and an industry leading 40-year safety record. Ryanair is one of the most efficient major EU airlines. With a young fleet and high load factors, Ryanair targets 50grams of CO₂ per pax/km by 2031 (a 27% reduction).

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially and that could impact the price of Ryanair's securities. Forward looking statements are based on management's beliefs and assumptions and on information currently available to management. Ryanair has no obligation to update any forward looking statements contained in this release, whether as a result of new information, future events, or otherwise. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy and the price of its securities. Among the factors that are subject to change and could significantly impact Ryanair's expected results and the price of its securities are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the maintenance and replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, litigation, post-Brexit uncertainties, changes in the structure of the European Union, any further change in the restrictions on the ownership of Ryanair's ordinary shares and the voting rights of its shareholders and ADR holders, including as a result of regulatory changes or the actions of Ryanair itself, weather related disruptions, ATC strikes and staffing related disruptions, aircraft availability and delays in the delivery of contracted aircraft, dependence on external service providers and key personnel, supply chain disruptions, tariffs, fluctuations in corporate tax rates, currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, continued acceptance of low fares airlines, the general willingness of passengers to travel, war, geopolitical uncertainty and other economic, social and political factors, significant outbreaks of airborne disease and global pandemics such as Covid-19 and unforeseen security events, terrorist attacks and cyber-attacks. There may be other risks and uncertainties that Ryanair is unable to predict at this time or that Ryanair currently does not expect to have a material adverse effect on its business.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Balance Sheet as at March 31, 2026 (unaudited)

		At Mar 31,	At Mar 31,
		2026	2025
	Note	€M	€M
Non-current assets
Property, plant and equipment		11,373.1	10,923.7
Right-of-use asset		148.1	148.5
Intangible assets		146.4	146.4
Derivative financial instruments	11	92.4	15.4
Deferred tax		2.3	1.6
Other assets		240.5	261.7
Total non-current assets		12,002.8	11,497.3

Current assets
Inventories		4.8	4.6
Other assets		1,985.0	1,850.7
Trade receivables	11	44.2	73.5
Derivative financial instruments	11	2,133.9	94.4
Restricted cash	11	31.2	23.1
Financial assets: cash > 3 months	11	812.4	100.1
Cash and cash equivalents	11	2,733.4	3,863.3
Total current assets		7,744.9	6,009.7

Total assets		19,747.7	17,507.0

Current liabilities
Provisions		60.3	53.5
Trade payables	11	609.8	702.0
Accrued expenses and other liabilities		6,442.0	6,179.4
Current lease liability		39.8	37.7
Current maturities of debt	11	1,198.8	848.4
Derivative financial instruments	11	142.3	224.7
Current tax		79.8	107.1
Total current liabilities		8,572.8	8,152.8

Non-current liabilities
Provisions		141.3	141.1
Derivative financial instruments	11	7.8	2.5
Deferred tax		671.5	377.1
Non-current lease liability		105.1	111.4
Non-current maturities of debt	11	147.8	1,685.2
Total non-current liabilities		1,073.5	2,317.3

Shareholders' equity
Issued share capital		6.3	6.4
Share premium account		1,434.8	1,421.6
Other undenominated capital		4.1	4.0
Retained earnings		6,777.5	5,588.6
Other reserves		1,878.7	16.3
Total shareholders' equity		10,101.4	7,036.9

Total liabilities and shareholders' equity		19,747.7	17,507.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Income Statement for the Year Ended March 31, 2026 (unaudited)

		Change	IFRS Year Ended	IFRS Year Ended
			Mar 31, 2026	Mar 31, 2025
	Note	%*	€M	€M
Operating revenues
Scheduled revenues		+14%	10,556.0	9,229.8
Ancillary revenues		+6%	4,988.3	4,718.7
Total operating revenues	8	+11%	15,544.3	13,948.5

Operating expenses
Fuel and oil		-4%	5,418.6	5,220.2
Staff costs		-6%	1,856.5	1,751.1
Airport and handling charges		-5%	1,762.3	1,683.5
Depreciation		-13%	1,373.4	1,214.4
Route charges		-13%	1,318.2	1,166.7
Marketing, distribution and other		+9%	803.5	878.4
Maintenance, materials and repairs		-16%	552.6	476.2
Operating expenses before exceptional charge		-6%	13,085.1	12,390.5

Exceptional charge**			85.0	-
Total operating expenses		-6%	13,170.1	12,390.5

Operating profit		+52%	2,374.2	1,558.0

Other income/(expense)
Net finance and other income			80.0	224.0
Foreign exchange (loss)/gain			(30.9)	2.4
Total other income		-78%	49.1	226.4

Profit before tax			2,423.3	1,784.4

Tax expense	5		(249.6)	(172.8)

Profit for the year - all attributable to equity holders of parent		+35%	2,173.7	1,611.6

Profit - before exceptional charge		+40%	2,258.7	1,611.6

IFRS earnings per ordinary share (€)
Basic		+41%	2.0594	1.4631
Diluted		+40%	2.0422	1.4549
Weighted avg. no. of ord. shares (in Ms)
Basic			1,055.5	1,101.5
Diluted			1,064.4	1,107.7

*'+' is favourable and '-' is adverse period-on-period.
** Includes an €85M provision (approx. 33%) for Italian AGCM fine.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Comprehensive Income for the Year Ended March 31, 2026 (unaudited)
	Year	Year
	Ended	Ended
	March 31,	March 31,
	2026	2025
	€M	€M

Profit for the year	2,173.7	1,611.6

Other comprehensive income/(loss):
Items that are or may be reclassified subsequently to profit or loss:
Movements in hedging reserve, net of tax:
Net movement in cash-flow hedge reserve	1,852.0	(287.2)
Total other comprehensive income/(loss) for the year, net of income tax	1,852.0	(287.2)
Total comprehensive income for the year - attributable to equity holders of parent
	4,025.7	1,324.4

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Cash Flows for the Year Ended March 31, 2026 (unaudited)

	Year	Year
	Ended	Ended
	Mar 31,	Mar 31,
	2026	2025
	€M	€M
Operating activities
Profit after tax	2,173.7	1,611.6

Adjustments to reconcile profit after tax to net cash from operating activities
Depreciation	1,373.4	1,214.4
(Increase)/decrease in inventories	(0.2)	1.6
Tax expense	249.6	172.8
Share based payments	15.0	12.8
Decrease in trade receivables	29.3	2.9
(Increase) in other assets	(141.3)	(585.6)
(Decrease)/increase in trade payables	(9.2)	124.8
Increase in accrued expenses and other liabilities	276.6	948.8
(Decrease) in provisions	(15.2)	(12.2)
Increase in finance income	0.3	1.9
(Decrease) in finance expense	(10.3)	(0.4)
Foreign exchange	4.7	7.2
Income tax (paid)	(251.5)	(84.9)
Net cash inflow from operating activities	3,694.9	3,415.7

Investing activities
Capital expenditure - purchase of property, plant and equipment	(1,892.4)	(1,552.5)
(Increase)/decrease in financial assets: cash > 3 months	(712.3)	137.7
(Increase) in restricted cash	(8.1)	(16.7)
Net cash (used in) investing activities	(2,612.8)	(1,431.5)

Financing activities
Proceeds from shares issued	3.2	4.9
Share buyback	(536.5)	(1,477.8)
Dividends paid	(443.3)	(437.7)
Repayment of borrowings	(1,190.0)	(50.0)
Lease liabilities paid	(34.1)	(36.4)
Net cash (used in) financing activities	(2,200.7)	(1,997.0)

(Decrease) in cash and cash equivalents	(1,118.6)	(12.8)
Net foreign exchange (loss)/gain	(11.3)	0.7
Cash and cash equivalents at beginning of the year	3,863.3	3,875.4
Cash and cash equivalents at end of the year	2,733.4	3,863.3

Included in the cash flows from operating activities for the year are the following amounts:
Interest income received	81.0	135.9
Interest expense paid	(51.0)	(69.7)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Preliminary Statement of Changes in Shareholders' Equity for the Year Ended
March 31, 2026 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M

Balance at April 01, 2024	1,140.1	6.9	1,404.3	3.5	5,899.8	265.9	33.8	7,614.2
Profit for the year	-	-	-	-	1,611.6	-	-	1,611.6
Other comprehensive (loss)
Net movements in cash flow reserve	-	-	-	-	-	(287.2)	-	(287.2)
Total other comprehensive (loss)	-	-	-	-	-	(287.2)	-	(287.2)
Total comprehensive income/(loss)	-	-	-	-	1,611.6	(287.2)	-	1,324.4
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.0	-	17.3	-	(12.4)	-	-	4.9
Repurchase of ordinary equity shares	-	-	-	-	(1,481.7)	-	-	(1,481.7)
Cancellation of repurchased shares	(77.2)	(0.5)	-	0.5	-	-	-	-
Dividends paid	-	-	-	-	(437.7)	-	-	(437.7)
Share-based payments	-	-	-	-	-	-	12.8	12.8
Transfer of exercised and expired share-based awards	-	-	-	-	9.0	-	(9.0)	-
Balance at March 31, 2025	1,063.9	6.4	1,421.6	4.0	5,588.6	(21.3)	37.6	7,036.9
Profit for the year	-	-	-	-	2,173.7	-	-	2,173.7
Other comprehensive gain
Net movements in cash flow reserve	-	-	-	-	-	1,852.0	-	1,852.0
Total other comprehensive gain	-	-	-	-	-	1,852.0	-	1,852.0
Total comprehensive income	-	-	-	-	2,173.7	1,852.0	-	4,025.7
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	13.2	-	(10.0)	-	-	3.2
Repurchase of ordinary equity shares	-	-	-	-	(536.1)	-	-	(536.1)
Cancellation of repurchased shares	(20.5)	(0.1)	-	0.1	-	-	-	-
Dividends paid	-	-	-	-	(443.3)	-	-	(443.3)
Share-based payments	-	-	-	-	-	-	15.0	15.0
Transfer of exercised and expired share-based awards	-	-	-	-	4.6	-	(4.6)	-
Balance at March 31, 2026	1,043.9	6.3	1,434.8	4.1	6,777.5	1,830.7	48.0	10,101.4

Ryanair Holdings plc and Subsidiaries
MD&A Year Ended March 31, 2026 ("FY26")

Introduction
For the purposes of the Management Discussion and Analysis ("MD&A") (with the exception of the balance sheet commentary) all figures and comments are by reference to the FY26 results.

Income Statement

Scheduled revenues:
Scheduled revenues increased 14% to €10.56BN as traffic grew 4% (to 208.4M passengers) with 10% higher fares (to c.€51).

Ancillary revenues:
Ancillary revenue was solid, rising 6% to €4.99BN (€24 per passenger) as traffic grew 4% and spend per passenger rose 2%.

Total revenue:
As a result of the above, total revenue rose 11% to €15.54BN.

Operating Expenses:

Fuel and oil:
Fuel and oil increased 4% to €5.42BN as the Group's jet fuel hedging and lower fuel burn (more B737-8200 "Gamechanger" aircraft and retrofit scimitar winglets on our B737-800NG fleet) helped offset a 4% increase in flight hours and higher environmental taxes (ETS allowance unwind and SAF blend mandates from Jan. 2025), which rose to €1.1BN in FY26.

Staff costs:
Staff costs increased 6% to €1.86BN, as agreed pay increases and higher sectors were somewhat offset by 34 additional B737-8200 "Gamechanger" aircraft in the fleet (driving better efficiency).

Airport and handling charges:
Airport and handling charges rose 5% to €1.76BN, due to 4% traffic growth, ground ATC rate hikes and higher handling labour inflation.

Depreciation:
Depreciation increased 13% to €1.37BN, primarily due to 34 additional B737-8200 "Gamechanger" aircraft in the fleet, the purchase of 30 spare LEAP-1B engines, higher aircraft utilisation (sectors up 4%), increased maintenance on the B737NG fleet and provision for mid-life "hospital visits" on B-8200 LEAP engines.

Route charges:
Route charges rose 13% to €1.32BN, due to significantly higher Eurocontrol/ATC rates and a 4% increase in flight hours.

Marketing, distribution and other:
Marketing, distribution and other fell 9% to €0.80BN primarily due to lower EU261 compensation and legal costs (FY25 included a Spanish baggage fine provision (€54M), which is under appeal). This is offset by input costs for higher onboard sales.

Maintenance, materials and repairs:
Maintenance, materials and repairs rose 16% to €0.55BN due to higher utilisation, increased engine and airframe maintenance as the fleet grows, labour inflation and lower delivery delay credits than last year.

Exceptional charge:
In Q3, AGCM (Italy) unjustly levied a €256M fine on Ryanair. While the Group's lawyers are confident this fine will be overturned on appeal, approx. 33% of the fine (€85M) has been provided in the Income Statement.

Other income:
With all 210 B737-8200 "Gamechanger" aircraft now delivered, other income fell reflecting significantly reduced delivery delay compensation in FY26 (incl. in the prior-year comparative) and lower deposit interest rates, partially offset by debt repayments. Foreign exchange translation reflects the impact of primarily €/US$ exchange rate movements on year end balance sheet revaluations.

Balance sheet:
Gross cash was €3.6BN at March 31, 2026 (March 31, 2025: €4.0BN) despite €1.9BN capex, €1.2BN debt repayments, and over €0.9BN shareholder distributions. Net cash was €2.1BN at March 31, 2026 (March 31, 2025: €1.3BN).

Shareholders' equity:
Shareholders' equity increased by €3.1BN to €10.1BN in the year due to a net profit of c. €2.2BN and an IFRS hedge accounting increase in derivatives of €1.9BN, offset by a €0.5BN repurchase of shares and €0.4BN dividends paid.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Preliminary Financial Statements

1.            Basis of preparation and material accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements ("preliminary financial statements") for the year ended March 31, 2026 ("FY26"), comprise the results of the Company and its subsidiaries (together referred to as the "Group").

The FY26 figures and the March 31, 2025 ("FY25") comparative figures do not include all of the information required for full annual financial statements and therefore do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for FY25, together with the independent auditor's report thereon, are available on the Company's website and were filed with the Irish Registrar of Companies following the Company's Annual General Meeting. The auditor's report on those financial statements was unqualified. The financial information presented in these preliminary financial statements does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of Ryanair Holdings plc for FY26 are expected to be filed with the Companies Registration Office by the end of October 2026. The accounting policies, presentation and methods of computation followed in the preliminary financial statements are consistent with those applied in the Company's latest Annual Report.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the FY26 financial statements on May 15, 2026.

Except as stated otherwise below, the preliminary financial statements for FY26 have been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and IFRS Accounting standards as issued by the International Accounting Standards Board (IASB).

New IFRS standards adopted during the year
The following new and amended standards, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the financial year beginning on April 1, 2025, and therefore were applied by the Group for the first time to the FY26 consolidated financial statements:

●       Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (effective on or after January 1, 2025).

The adoption of these new or amended standards did not have a material impact on the Group's financial position or results for FY26, and are not expected to have a material impact on financial periods thereafter.

Prospective IFRS accounting changes, new standards and interpretations not yet effective
The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable. Those that are not, as of yet, EU endorsed are flagged. While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●       IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●       Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary Presentation Currency (effective on or after January 1, 2027).*
●       Amendments to IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective on or after January 1, 2027).*
●       IFRS 18 Presentation and Disclosure in Financial Statements (effective on or after January 1, 2027).
●       Annual Improvements Volume 11 (effective on or after January 1, 2026).
●       Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective on or after January 1, 2026).
●       Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (effective on or after January 1, 2026).
*These standards or amendments to standards are not as of yet EU endorsed.

2.            Board of Directors

Details of the members of the Company's Board of Directors are set forth on pages 218 and 219 of the Group's FY25 Annual Report. Captain Ray Conway joined the Board in October 2025 and both Howard Millar and Captain Mike O'Brien retired from the Board in September 2025.

3.            Judgements and estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgements and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances, and the results of such estimates form the basis of carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates. These underlying assumptions are reviewed on an ongoing basis. A revision to an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if these are also affected. Principal sources of estimation uncertainty have been set forth below. Actual results may differ from estimates.

Critical estimates

Long-lived assets

At March 31, 2026, the Group had €11.4BN of property, plant and equipment long-lived assets, of which €11.1BN were aircraft related. In accounting for long-lived assets, the Group must make estimates about the expected useful lives of the assets and the expected residual values of the assets.

In estimating the useful lives and expected residual values of the aircraft component, the Group considered a number of factors, including its own historic experience and past practices of aircraft disposals, renewal programmes, forecasted growth plans, external valuations from independent appraisers, recommendations from the aircraft supplier and manufacturer and other industry-available information.

The Group's estimate of each aircraft's residual value is 15% of market value on delivery, based on independent valuations and actual aircraft disposals during prior periods, and each aircraft's useful life is determined to be 23 years.

Revisions to these estimates could be caused by changes to maintenance programmes, changes in utilisation of the aircraft, governmental regulations on ageing aircraft, changes in new aircraft technology, changes in governmental and environmental taxes, geopolitical uncertainties, changes in new aircraft fuel efficiency, changing market prices for new and used aircraft of the same or similar types, tariffs and macro economic shocks. The Group therefore evaluates its estimates and assumptions in each reporting period, and, when warranted, adjusts these assumptions. Any adjustments are accounted for on a prospective basis through depreciation expense.

Critical judgements

In the opinion of the Directors, the following significant judgements were exercised in the preparation of the financial statements:

Long-lived assets

On acquisition a judgement is made to allocate an element of the cost of an acquired aircraft to the cost of major airframe and engine overhauls, reflecting its service potential and the maintenance condition of its engines and airframe. This cost, which can equate to a substantial element of the total aircraft cost, is amortised over the shorter of the period to the next maintenance check (usually between 8 and 12 years) or the remaining useful life of the aircraft.

4.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue. Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel. Accordingly, the first half-year typically results in higher revenues and results.

5.            Income tax expense

The Group's consolidated tax expense for FY26 of €250M (FY25: €173M) comprises a current tax charge of €224M and a €26M deferred tax charge primarily relating to the temporary differences for property, plant and equipment. No significant or unusual tax charges or credits arose during the year. The effective tax rate of approx. 10% for FY26 (FY25: approx. 10%) is the result of the mix of profits and losses incurred by Ryanair's operating subsidiaries primarily in Ireland, Malta, Poland and the UK.

6.            Contingencies

The Group is engaged in certain litigation arising in the ordinary course of its business. The Group does not believe that this litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group. Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At March 31, 2026 the Group had an operating fleet of 621 (2025: 587) Boeing 737 and 26 (2025: 26) Airbus A320 aircraft. In May 2023, the Group ordered up to 300 (150 firm and 150 options) new Boeing 737-MAX-10 aircraft for delivery between 2027 to 2034. This transaction was approved at the Company's AGM in September 2023.

8.            Analysis of operating revenues and segmental analysis

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The Group comprises five separate airlines, Buzz, Lauda Europe ("Lauda"), Malta Air, Ryanair DAC and Ryanair UK. Buzz, Malta Air and Lauda do not individually exceed the quantitative thresholds and accordingly are presented on an aggregate basis as they exhibit similar economic characteristics and their services, activities and operations are sufficiently similar in nature. The results of these operations are included as 'Other Airlines.' The Ryanair DAC segment incorporates all of the Group's operations, except for those included within 'Other Airlines', and is reported as a separate segment as it exceeds the applicable quantitative thresholds for reporting purposes.

The CODM assesses the performance of the business based on the profit or loss after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimise consolidated financial results. Reportable segment information is presented as follows:

Year Ended	Ryanair DAC Mar 31, 2026 €M	Other Airlines Mar 31, 2026 €M	Elimination Mar 31, 2026 €M	Total Mar 31, 2026 €M
Scheduled revenues	10,430.6	125.4	-	10,556.0
Ancillary revenues	4,987.9	0.4	-	4,988.3
Inter-segment revenues	802.2	1,551.5	(2,353.7)	-
Segment revenues	16,220.7	1,677.3	(2,353.7)	15,544.3

Reportable segment profit after income tax	2,110.2	63.5	-	2,173.7

Other segment information:
Depreciation	(1,334.9)	(38.5)	-	(1,373.4)
Net finance and other income/(expense)	85.9	(5.9)	-	80.0
Capital expenditure	(1,725.9)	(75.3)	-	(1,801.2)
Staff costs	(1,174.0)	(682.5)	-	(1,856.5)

Segment assets	19,395.5	352.2	-	19,747.7
Segment liabilities	(9,147.1)	(499.2)	-	(9,646.3)

Year Ended	Ryanair DAC Mar 31, 2025 €M	Other Airlines Mar 31, 2025 €M	Elimination Mar 31, 2025 €M	Total Mar 31, 2025 €M
Scheduled revenues	9,120.6	109.2	-	9,229.8
Ancillary revenues	4,718.7	-	-	4,718.7
Inter-segment revenues	758.5	1,472.0	(2,230.5)	-
Segment revenues	14,597.8	1,581.2	(2,230.5)	13,948.5

Reportable segment profit after income tax	1,541.0	70.6	-	1,611.6

Other segment information:
Depreciation	(1,175.1)	(39.3)	-	(1,214.4)
Net finance and other income/(expense)	231.9	(7.9)	-	224.0
Capital expenditure	(1,278.1)	(73.8)	-	(1,351.9)
Staff costs	(1,113.5)	(637.6)	-	(1,751.1)

Segment assets	17,199.2	307.8	-	17,507.0
Segment liabilities	(9,936.7)	(533.4)	-	(10,470.1)

The expense line items not presented in the table above are incurred by Ryanair DAC and as such have not been presented across the segments.

The following table disaggregates departing traffic revenue in primary geographical markets. In accordance with IFRS 8, revenue by country of departure has been provided where revenue for that country is in excess of 10% of total revenue. Ireland is presented as it represents the country of domicile. "Other" includes all other countries in which the Group has operations.
	Year Ended Mar 31, 2026	Year Ended Mar 31, 2025
	€M	€M

Italy	3,360.7	2,969.4
Spain	2,698.8	2,476.5
United Kingdom	2,272.9	2,044.6
Ireland	896.6	757.4
Other	6,315.3	5,700.6
Total revenue	15,544.3	13,948.5

Ancillary revenues comprise revenues from non-flight scheduled operations, inflight sales and internet-related services. Non-flight scheduled revenue arises from the sale of discretionary products such as priority boarding, reserved seats, car hire, travel insurance, airport transfers, room reservations and other sources, including excess baggage charges and other fees, all directly attributable to the low-fares business.

The vast majority of ancillary revenue is recognised at a point in time, which is typically the flight date. The economic factors that would impact the nature, amount, timing and uncertainty of revenue and cashflows associated with the provision of passenger travel-related ancillary services are homogeneous across the various component categories within ancillary revenue. Accordingly, there is no further disaggregation of ancillary revenue required in accordance with IFRS 15.

9.            Property, plant and equipment

During FY26, net capital additions amounted to €1.76BN principally reflecting aircraft deliveries in the period, 30 spare LEAP-1B engines purchased and capitalised maintenance, offset by depreciation.

10.          Related party transactions

The Company's related parties include its subsidiaries, Directors and Key Management Personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in FY26 that materially affected the financial position or the performance of the Group during that year and there were no changes in the related party transactions described in the FY25 Annual Report that could have a material effect on the financial position or performance of the Group in the same period.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These condensed consolidated preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2025 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy
Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●         Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●         Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●         Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation
Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●       Derivatives - currency forwards, jet fuel forward swap contracts and carbon contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March  31, 2026 has been used to establish fair value. The Group's credit risk and counterparty's credit risk is taken into account when establishing fair value (Level 2).

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During FY26 there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value

●         Long-term debt: The fair value disclosed for the Group's long-term debt has been measured using the relevant market rates at March 31, 2026. This represents the amount which would be payable to a third party to assume the obligations.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated balance sheet, are as follows:

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2026	2026	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	92.4	92.4	5.8	5.8
- Jet fuel & carbon derivatives contracts	-	-	9.6	9.6
	92.4	92.4	15.4	15.4
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	35.8	35.8	84.4	84.4
- Jet fuel & carbon derivative contracts	2,098.1	2,098.1	10.0	10.0
	2,133.9	2,133.9	94.4	94.4
Trade receivables*	44.2		73.5
Cash and cash equivalents*	2,733.4		3,863.3
Financial asset: cash > 3 months*	812.4		100.1
Restricted cash*	31.2		23.1
	5,755.1	2,133.9	4,154.4	94.4
Total financial assets	5,847.5	2,226.3	4,169.8	109.8

	At Mar 31,	At Mar 31,	At Mar 31,	At Mar 31,
	2026	2026	2025	2025
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	7.8	7.8	2.5	2.5
	7.8	7.8	2.5	2.5
Non-current maturities of debt:
- Long-term debt	147.8	147.8	488.9	488.9
- Bonds**	-	-	1,196.3	1,172.5
	147.8	147.8	1,685.2	1,661.4
	155.6	155.6	1,687.7	1,663.9

Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts	70.5	70.5	224.5	224.5
- U.S. dollar currency forward contracts	71.8	71.8	0.2	0.2
	142.3	142.3	224.7	224.7

Current maturities of debt:
- Bonds**	1,198.8	1,196.4	848.4	850.3
	1,198.8	1,196.4	848.4	850.3
Trade payables*	609.8		702.0
Accrued expenses*	2,221.6		1,953.5
	4,172.5	1,338.7	3,728.6	1,075.0
Total financial liabilities	4,328.1	1,494.3	5,416.3	2,738.9

*The fair value of each of these financial instruments approximate their carrying values due to the short-term nature of the instruments.
** In September 2025 the Group repaid its €850M Eurobond.

12.          Shareholders' equity and shareholders' returns

In line with the Group's Dividend Policy, an FY25 final dividend of €0.227 per share was paid in September 2025 and an interim dividend of €0.193 per share was paid in February, 2026.

In the year ended March 31, 2026 the Company bought back, and cancelled, approx. 21M ordinary shares at a total cost of €0.5BN (including approx. 20M shares purchased under the current €750M share buyback programme launched in May 2025). This is equivalent to approx. 2% of the Company's issued share capital at March 31, 2025. As a result of the share buybacks in FY26, share capital decreased by approx. 21M ordinary shares with a nominal value of €0.1M and the other undenominated capital reserve increased by a corresponding €0.1M. The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the parent company.

13.          Going concern

The Directors, having made inquiries, believe that the Group has adequate resources to continue in operational existence for at least the next 12 months and that it is appropriate to adopt the going concern basis in preparing these condensed consolidated preliminary financial statements. The continued preparation of the Group's condensed consolidated preliminary financial statements on the going concern basis is supported by the financial projections prepared by the Group.

In arriving at this decision to adopt the going concern basis of accounting, the Board has considered, among other things:
●       The Group's net profit of €2.26BN (pre-exceptional) in FY26;
●       The Group's liquidity, with €3.6BN gross cash and approximately €2.1BN net cash at March 31, 2026 and almost €1BN undrawn funds under the Group's €1.1BN revolving credit facility;
●       The Group's fuel hedging position (approx. 80% of FY27 jet fuel requirements were hedged at March 31, 2026 at $668 per metric tonne);
●       The Group's focus on cost reduction and cash management;
●       The Group's solid BBB+ credit ratings from both S&P and Fitch Ratings;
●       The Group's strong balance sheet position with its owned B737 fleet unencumbered;
●       The Group's access to the debt capital markets, unsecured/secured bank debt and sale and leaseback transactions; and
●       The Group's ability, as evidenced throughout downturns (such as the Covid-19 crisis), to preserve cash and reduce operational and capital expenditure.

14.          Post balance sheet events

Between April 1, 2026 and 14 May, 2026 the Company bought back approx. 4M ordinary shares at a total cost of approx. €88M under its ongoing share buyback programme. This brought total spend to approx. €0.6BN.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 May, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary